collab.

An Opportunity Worth 2.2x
+ a Bonus From Collab



This Month Only - Bonus Shares from Collab

To thank you for jumping in early, Collab is offering an exclusive bonus—available only through our platform:

➡️ Invest $300 or more in **150 Panoramic Way** by **May 31, 2025**
➡️ Get **10% of your investment back in bonus shares** from our flagship property, **Spruce**

That's a *minimum of 6 bonus shares* in one of our top-performing, fully leased student housing properties—and those bonus shares also earn **monthly distributions**, giving you even more ways to grow your portfolio with Collab.

Here's what it looks like in action:

If you invest **$2,000** into 150 Panoramic Way on Wefunder:

✅ You'll receive **$200 in Spruce shares** (approx. 40 shares)
✅ Once our Wefunder funding goal is reached, you'll begin receiving **quarterly payouts**—until you've earned **$4,400 total** (your $2K investment + 120% extra)

Why This Matters:

We built Collab to make real estate investing more transparent, more inclusive, and more meaningful. This opportunity combines:

✔ A beautifully renovated, high-demand property
✔ An SEC-qualified investment offering via Wefunder
✔ A clear and powerful early return structure
✔ Bonus shares in one of our most successful properties

Whether you're a seasoned investor or just getting started, this is how you plant the seeds for long-term financial growth—with guidance, clarity, and real community.

So if you've been waiting for the *right* time to start investing in real estate—or expand your portfolio—this is your moment.

Our property at **150 Panoramic Way** is now live on Wefunder. It's an incredible asset:

- 3 fully renovated units
- Bay views of San Francisco and the Golden Gate Bridge
- Steps from UC Berkeley
- 100% occupancy

This is all on top of the WeFunder early bird investor special which is:

When you invest through Wefunder in 150 Panoramic Way, you're eligible for an exclusive **early bird* return structure**:

- **We pay you 15% of revenues each quarter until your principal is paid back + 120% more.**
- That's a **2.2x return** on your investment—built over time, with passive income and long-term upside.

**Early bird returns kick in once we hit our $50K funding goal.*
The sooner we get there, the sooner you start earning.

Sounds like it's time to get started!

How to Invest:

- Visit the Wefunder page for 150 Panoramic Way
- Invest $300 or more before **May 31st**
- Watch your investment go to work
- Your bonus shares in Spruce will be credited directly through Collab

INVEST IN 150 PANORAMIC WAY TODAY

Once you become an investor in 150 Panoramic Way, keep an eye on your inbox!

We'll be following up with details about your exclusive Collab bonus shares in Spruce. More information is coming soon—stay tuned and welcome to the Collab investor community!

-The Team at collab.

RESPECT | FOCUS | COLLABORATION

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Join our **Official Collab Discord** channel to be part of the community conversation. Ask us anything, stay updated on the latest happenings, and share your valuable feedback. Our team is excited to connect and chat with you.

HAVE QUESTIONS?

Feel free to email us at support@collabhome.io and a member of our support team will be there to answer your questions.

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Visit our Help Center section on our website to access our Blogs, FAQ section, as well as updated Press Release information.

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